

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>VIA US-MAIL</u>
Mr. Stephan Keller
Executive Vice President, Chief Financial Officer
Cole Real Estate Investments, Inc. (f/k/a Cole Credit Property Trust III, Inc.)
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

      Re: Cole Credit Property Trust III, Inc.
               Form 10-K for the year ended December 31, 2012
               Filed on March 29, 2013
               File No. 000-53960

Dear Mr. Stephan Keller:

      We completed our review of your Form 10-K filing on December 23, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Monick

                                   Jennifer Monick
                                   Staff Accountant